UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN

STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ALTO PALERMO S.A. (APSA)

(Name of Issuer)

Common Stock, Par Value 1.00 Peso per Share

(Title of Class of Securities)

02151P107

(CUSIP Number)

Saúl Zang

Juan Manuel Quintana

Andrés Moncayo

Carolina Zang

María de los Ángeles del Prado

Estudio Zang, Bergel y Viñes

Florida 537, 18th Floor

Buenos Aires, Argentina

+54(11) 4322-0033

(Name, Address and Telephone Number of Person authorized to Receive Notices and Communications)

July 31, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 02151P107	Page 2 of 28 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Eduardo S. Elsztain
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC - OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 138,795,745 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 138,795,745 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 138,795,745
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.2%
14.	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 02151P107	Page 3 of 28 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) IFIS Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC - OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 138,795,745 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 138,795,745 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 138,795,745
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.2%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 02151P107	Page 4 of 28 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Inversiones Financieras del Sur S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC - OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 138,795,745 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 138,795,745 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 138,795,745
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.2%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 02151P107	Page 5 of 28 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cresud S.A.C.I.F. y A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC - OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 138,795,745 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 138,795,745 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 138,795,745
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.2%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 02151P107	Page 6 of 28 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) IRSA Inversiones y Representaciones Sociedad Anónima
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC - OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 138,795,745 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 138,795,745 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 138,795,745
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.2%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 02151P107	Page 7 of 28 Pages

STATEMENT PURSUANT TO RULE 13d-1 OF THE

GENERAL RULES AND REGULATIONS UNDER THE

SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED

This constitutes the first electronic filing by the Reporting Persons (as defined herein) and as such, pursuant to the provisions of Regulation S-T under the U.S. Securities Exchange Act, the reporting person is filing a complete Schedule 13D to include and restate all of the information required by Schedule 13D. Although the information included herein is intended as an amendment to the information previously filed by the Reporting Persons, all of the information regarding the Reporting Persons’ ownership of the shares of Alto Palermo S.A. (APSA) as required by Schedule 13D.

Item 1. Security and Issuer

This Statement on Schedule 13D relates to the common stock, par value 0.10 Peso per share (the “Alto Palermo Common Stock”), of Alto Palermo S.A. (APSA), an Argentine corporation (“APSA”). The address of the principal executive office of APSA is Moreno 877, 21st Floor, (C1091AAQ) Buenos Aires, Argentina.

Item 2. Identity and Background

(a)-(c), (f) This statement is being filed by Eduardo S. Elsztain (“Elsztain”) a citizen of the Republic of Argentina who is serving as Chairman of the Board of each of IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”) a stock corporation organized under the laws of the Republic of Argentina, Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria (“Cresud”), a stock corporation organized under the laws of the Republic of Argentina, Ifis Limited a limited liability company organized under the laws of Bermuda (“IFIS”), and Inversiones Financieras del Sur S.A, a stock corporation organized under the laws of the Republic of Uruguay (“IFISA” and together with Elsztain, Cresud, IFIS and IRSA the “Reporting Persons”). Elsztain’s principal offices are located at Bolívar 108, 1st floor, Ciudad Autónoma de Buenos Aires, Argentina, IRSA is located at Bolívar 108, 1st floor, Ciudad Autónoma de Buenos Aires, Argentina, Cresud is located at Moreno 877, 23rd Floor, (C1091AAQ) Ciudad Autónoma de Buenos Aires, Argentina, IFIS principal offices are located at Wessex House, 45 Reid Street, Hamilton HM 12, Bermuda, and IFISA’s principal offices are located at Zabala 1422, 2nd floor, Montevideo Republic of Uruguay.

The name, business address, present principal occupation or employment, and citizenship of each executive officer and director of the Reporting Persons are set forth in Schedule A hereto.

(d) Neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person named in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) within the last five years.

(e) During the last five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person named in Schedule A hereto, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such law.

SCHEDULE 13D

CUSIP No. 02151P107	Page 8 of 28 Pages

Item 3. Source and Amount of Funds or Other Consideration

The APSA Common Stock beneficially owned by the Reporting Persons is composed of 47,992,577 shares acquired for an aggregate purchase price of US$68,297,058.83, and 31,738,262 Notes (as described in item 6) acquired for an aggregate purchase price of US$40,364,580.65. The Notes include a conversion price that consists of the maximum between the face value of the APSA Common Stock (Ps. 0.10) divided by the exchange rate and US$0.0324, which means that every Note is potentially convertible into approximately 30.8642 shares of APSA Common Stock with a face value of Ps. 0.10 each. The conversion price is subject to the exchange rate when the exchange rate is below Ps. 3.0864 per US$1, otherwise the conversion price is US$0.0324. As of July 31, 2005 the exchange rate was Ps. 2.8610 and the conversion price was US$0.3495.

The funds used to purchase the APSA Common Stock were derived from IRSA’s working capital, whereas the funds used to purchase APSA’s Notes were derived from the proceeds of the IRSA’s Notes and working capital.

Item 4. Purpose of Transaction

The Reporting Persons acquired the Shares held for its own account in order to increase its equity stake in APSA.

Elsztain is the Chairman of the Board of Directors of IFIS, IFISA, Cresud, IRSA and APSA. Elsztain is the beneficial owner of 46.625% of the shares of IFIS. Elsztain owns directly 24.3% of IFIS and indirectly 2.0% through Duriland S.A., a corporation organized under the laws of the Republic of Uruguay, and 16.9% through Dolphin Fund plc, an Isle of Man limited liability company. IFIS owns 99.975% of IFISA and Consultores Venture Capital Limited owns the remaining 0.025%. Elsztain owns 85.0% of Consultores Venture Capital Limited, a company incorporated in the Cayman Islands. IFISA in turn owns, on a fully diluted basis, approximately 38.1% of the issued and outstanding shares of Cresud. In addition, the Reporting Persons own, on a fully diluted basis, 40.3% of the issued and outstanding shares of IRSA (IFISA owns, on a fully diluted basis, 3.7% of the issued and outstanding shares of IRSA and Cresud owns, on a fully diluted basis, 36.6% of the issued and outstanding shares of IRSA). By virtue of their beneficial ownership of IRSA, IFIS, IFISA, Cresud, and Elsztain are beneficial owners of all the shares of APSA Common Stock held for the account of IRSA which represents 65.2% of the total outstanding shares of APSA Common Stock.

Subject to, among other things, availability at prices deemed favorable, the Reporting Persons may purchase additional Units (as defined herein), Notes (as defined herein) and/or shares of APSA Common Stock from time to time in the open market, in privately negotiated transactions or otherwise.

Except as described above, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person named in Schedule A hereto, has any present plans or intentions that could result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interests in Securities of the Issuer

As of July 31, 2005, assuming the full conversion of APSA’s Notes owned by the Reporting Persons as described in Item 6, IRSA would own 138,795,745 shares of APSA, representing 65.2% on a fully diluted basis.

SCHEDULE 13D

CUSIP No. 02151P107	Page 9 of 28 Pages

The following is a detailed description of the Reporting Persons’ beneficiary ownership and their relationship with APSA:

(i) Elsztain by virtue of his position and voting power in IFIS may be deemed to beneficially own 43.2% of the shares of IFISA. Elsztain owns directly 24.3% of the equity of IFIS and indirectly 2.0% through Duriland S.A., a stock corporation organized under the laws of the Republic of Uruguay, and 16.9% through Dolphin Fund plc, a limited liability company incorporated in the Isle of Man. IFIS owns 99.975% of the equity of IFISA. Therefore, Elsztain may be deemed to be the beneficial owner of 38% of the issued and outstanding shares of common stock of IFISA which in turn owns, on a fully diluted basis, approximately 38.1% of the issued and outstanding shares of Cresud and approximately 3.7% of the issued and outstanding shares of IRSA. In addition, Cresud owns, on a fully diluted basis, 36.6% of the issued and outstanding shares of IRSA. Finally, IRSA owns, on a fully diluted basis, 65.2% of the issued and outstanding shares of APSA.

(ii) IFIS, as direct owner of 99.975% of the shares of IFISA, would be the beneficial owner of all the shares of Cresud Common Stock held for its account, which is 38.1%.

(iii) IFISA would be the direct owner of 122,441,102 shares of Cresud Common Stock representing approximately 47.6% of the Cresud Common Stock that would be outstanding if no other holder of Cresud were to convert any Notes or exercise any Warrants.

Given the foregoing, Elsztain, IFIS and IFISA may be deemed to be the beneficial owners of the following shares of Cresud Common Stock, in each case, on a fully diluted basis:

1.	122,441,102 of the issued and outstanding shares of Cresud, representing 38.1% of all outstanding shares of Cresud.

Elsztain, IFIS, IFISA and Cresud may be deemed to be the beneficial owners of the following shares of IRSA Common Stock, in each case, on a fully diluted basis:

2.	233,358,837 of the issued and outstanding shares of IRSA, representing 40.3% of all outstanding shares of IRSA.

Elsztain, IFIS, IFISA, Cresud and IRSA may be deemed to be the beneficial owners of the following shares of APSA Common Stock, in each case, on a fully diluted basis:

3.	138,795,745 of the issued and outstanding shares of APSA, representing 65.2% of all outstanding shares of APSA.

As of July 31, 2005, assuming full conversion by the Reporting Persons of APSA’s Notes owned by IRSA as discussed in Item 6, and assuming further that none of APSA’s other bondholders convert their Notes, the Reporting Persons would control 78.6% of the outstanding shares APSA Common Stock. Assuming the full conversion by the Reporting Persons of APSA’s Notes owned by IRSA as well as APSA’s other bondholders, the Reporting Persons would control 65.2% of the APSA Common Stock.

(iv) Except as set forth from Paragraph (i) to (iii) of this Item 5(a), to the best knowledge of the Reporting Persons, none of the other persons identified pursuant to Item 2 above beneficially owns any shares of the APSA Common Stock.

SCHEDULE 13D

CUSIP No. 02151P107	Page 10 of 28 Pages

(b) Item 5(a) is incorporated herein by reference.

(c) Transactions by the Reporting Persons or persons named in Schedule A hereto in APSA Common Stock that were effected during the past 60 days are listed on Annex I, which is incorporated herein by reference.

(d)-(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to a Prospectus (the “Prospectus”), dated June 12, 2002, filed only in Argentina with the Argentine Securities and Exchange Commission on July 5th , 2002, APSA offered (the “Offering”) rights to subscribe for an aggregate amount of 50,0000,000 units (“Units”), each consisting of US$1.00 principal amount of APSA’s 10% Convertible Notes due 2006 (each, a “Note”) to purchase shares of APSA Common Stock, for an aggregate amount of US$50,000,000. All information included in this Schedule 13D pertaining to the Offering and Notes is based on information provided in the Prospectus governing the Notes.

After August 27, 2002 and until June 19, 2006, holders of the Notes may convert, subject to certain conditions, such Notes into shares of APSA Common Stock at an initial conversion price of $0.3240 per share. The initial conversion price of the Notes is subject to the exchange rate when the exchange rate is below Ps. 3.0864 per US$ 1.00, otherwise the conversion price is US$0.0324. The Notes mature on July 19th , 2006. On July 19, 2002 (the “Issuance Date”), the Reporting Persons purchased 27,201,949 Notes for an aggregate purchase price of eachUS$1.00.

Other than as set forth above or otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships with respect to any securities of APSA to which the Reporting Persons are a party other than the agreements filed herewith as Exhibit 1.1.

Item 7. Material to Be Filed as Exhibits

1.1	Shareholders Agreement, dated November 18, 1997, among IRSA International Limited, Parque Arauco S.A. and Sociedad Anónima Mercado de Abasto Proveedor (SAMAP).

SCHEDULE 13D

CUSIP No. 02151P107	Page 11 of 28 Pages

Schedule A 1. Eduardo S. Elsztain Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina

Directors and Executive Officers of IFIS Limited

Directors

1.      Eduardo S. Elsztain

         Director

         Wessex House, 45 Reid Street

         Hamilton HM 12

         Bermuda

         Citizen of Argentina

2.      Saul Zang

         Director

         Wessex House, 45 Reid Street

         Hamilton HM 12

         Bermuda

         Citizen of Argentina

3.      Mariana Renata Carmona de Elsztain

         Director

         Wessex House, 45 Reid Street

         Hamilton HM 12

         Bermuda

         Citizen of Argentina

4.      Alejandro Gustavo Elsztain

         Director

         Wessex House, 45 Reid Street

         Hamilton HM 12

         Bermuda

         Citizen of Argentina

SCHEDULE 13D

CUSIP No. 02151P107	Page 12 of 28 Pages

Schedule A

Directors and Executive Officers of Inversiones Financieras del Sur S.A.

Directors

1.	Eduardo S. Elsztain
Chairman of the Board
Zabala 1422, 2nd floor
(11500) Montevideo
Republic of Uruguay
Citizen of Argentina

2.	Eduardo Simon Bartfeld
Director
Zabala 1422, 2nd floor
(11500) Montevideo
Citizen of Uruguay

3.	Olga Stirling
Director
Zabala 1422, 2nd floor
(11500) Montevideo
Citizen of Uruguay

SCHEDULE 13D

CUSIP No. 02151P107	Page 13 of 28 Pages

Schedule A

Directors and Executive Officers of

Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

Directors

1.	Eduardo Sergio Elsztain
Director
Moreno 877, 23rd floor
(C1091AAQ) Buenos Aires
Republic of Argentina
Citizen of Argentina

2.	Saúl Zang

Director

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

3.	Alejandro Gustavo Elsztain

Director

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

4.	Clarisa Diana Lifsic

Director

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

5.	Gabriel Adolfo Resnik

Director

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

6.	Jorge Oscar Fernandez

Director

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

7.	Susan Segal

Director

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of United States of America

8.	Fernando Adrián Elsztain

Director

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

SCHEDULE 13D

CUSIP No. 02151P107	Page 14 of 28 Pages

Schedule A

9.	David Alberto Perednik

Director

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

10.	Gary Gladstein

Director

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of United States of America

11.	Salvador Darío Bergel

Alternate Director

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

12.	Juan Carlos Quintana Terán

Alternate Director

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

13.	Gastón Armando Lernoud

Alternate Director

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

SCHEDULE 13D

CUSIP No. 02151P107	Page 15 of 28 Pages

Schedule A

Senior Management

1.	Eduardo Sergio Elsztain

Director

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

2.	Alejandro Gustavo Elsztain

Director

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

3.	Gabriel Blasi

Chief Financial Officer

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

4.	Alejandro Bartolomé

Chief Production Officer

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

5.	David A. Perednik

Chief Administrative Officer

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

6.	José Luis Rinaldini

Chief Subsidiaries Supervisor

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

7.	Alejandro Casaretto

Chief Real Estate Officer

Moreno 877, 23rd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

SCHEDULE 13D

CUSIP No. 02151P107	Page 16 of 28 Pages

Schedule A

Directors and Executive Officers of

IRSA Inversiones y Representaciones Sociedad Anónima

Directors

1.	Eduardo Sergio Elsztain

Director

Bolívar 108, 1 floor

(C1066AAD) Buenos Aires

Republic of Argentina

Citizen of Argentina

2.	Saul Zang

Director

Bolívar 108, 1 floor

(C1066AAD) Buenos Aires

Republic of Argentina

Citizen of Argentina

3.	Alejandro Gustavo Elsztain

Director

Bolívar 108, 1 floor

(C1066AAD) Buenos Aires

Republic of Argentina

Citizen of Argentina

4.	Oscar P Bergotto

Director

Bolívar 108, 1 floor

(C1066AAD) Buenos Aires

Republic of Argentina

Citizen of Argentina

5.	Fernando Adrián Elsztain

Director

Bolívar 108, 1 floor

(C1066AAD) Buenos Aires

Republic of Argentina

Citizen of Argentina

6.	Gabriel A.G. Reznik

Director

Bolívar 108, 1 floor

(C1066AAD) Buenos Aires

Republic of Argentina

Citizen of Argentina

7.	Cedric D. Bridger

Director

Bolívar 108, 1 floor

(C1066AAD) Buenos Aires

Republic of Argentina

Citizen of Argentina

SCHEDULE 13D

CUSIP No. 02151P107	Page 17 of 28 Pages

Schedule A

8.	Marcos Fishman

Director

Bolívar 108, 1 floor

(C1066AAD) Buenos Aires

Republic of Argentina

Citizen of Argentina

9.	Fernando Barenboim

Director

Bolívar 108, 1 floor

(C1066AAD) Buenos Aires

Republic of Argentina

Citizen of Argentina

10.	Fernando Rubin

Director

Bolívar 108, 1 floor

(C1066AAD) Buenos Aires

Republic of Argentina

Citizen of Argentina

11.	Gary S. Gladstein

Director

Bolívar 108, 1 floor

(C1066AAD) Buenos Aires

Republic of Argentina

Citizen of Argentina

12.	Mario Blejer

Director

Bolívar 108, 1 floor

(C1066AAD) Buenos Aires

Republic of Argentina

Citizen of Argentina

13.	Salvador D. Bergel

Alternate Director

Bolívar 108, 1 floor

(C1066AAD) Buenos Aires

Republic of Argentina

Citizen of Argentina

14.	Juan C. Quintana Terán

Alternate Director

Bolívar 108, 1 floor

(C1066AAD) Buenos Aires

Republic of Argentina

Citizen of Argentina

15.	Emilio Cárdenas

Alternate Director

Bolívar 108, 1 floor

(C1066AAD) Buenos Aires

Republic of Argentina

Citizen of Argentina

SCHEDULE 13D

CUSIP No. 02151P107	Page 18 of 28 Pages

Schedule A

Senior Management

1.	Eduardo Sergio Elsztain

Chief Executive Officer

Bolívar 108, 1 floor

(C1066AAD) Buenos Aires

Republic of Argentina

Citizen of Argentina

2.	Gabriel Blasi

Chief Financial Officer

Bolívar 108, 1 floor

(C1066AAD) Buenos Aires

Republic of Argentina

Citizen of Argentina

3.	Fernando Barenboim

Chief Commercial Officer

Bolívar 108, 1 floor

(C1066AAD) Buenos Aires

Republic of Argentina

Citizen of Argentina

4.	David Alberto Perednik

Chief Administrative Officer

Bolívar 108, 1 floor

(C1066AAD) Buenos Aires

Republic of Argentina

Citizen of Argentina

SCHEDULE 13D

CUSIP No. 02151P107	Page 19 of 28 Pages

Schedule A

Directors and Executive Officers of

Alto Palermo S.A. (APSA)

1.	Eduardo Sergio Elsztain

Director

Moreno 877, 21st floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

2.	Saul Zang

Director

Moreno 877, 21st floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

3.	Alejandro Gustavo Elsztain

Director

Moreno 877, 22nd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

4.	Daniel R. Elsztain

Director

Moreno 877, 21st floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

5.	Fernando Adrián Elsztain

Director

Moreno 877, 22nd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

6.	Abraham Perelman

Director

Moreno 877, 21st floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

7.	Gabriel A.G. Reznik

Director

Moreno 877, 21st floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

SCHEDULE 13D

CUSIP No. 02151P107	Page 20 of 28 Pages

Schedule A

7.	Hernan Büchi Buc

Director

Moreno 877, 21st floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

8.	José Said Saffie

Director

Moreno 877, 21st floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

9.	Andrés Olivos

Director

Moreno 877, 21st floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

10.	David A. Perednik

Director

Moreno 877, 21st floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

11.	José D. Eluchans Urenda

Alternate Director

Moreno 877, 21st floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

12.	Leonardo F. Fernandez

Alternate Director

Moreno 877, 21st floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

13.	Juan M. Quintana

Alternate Director

Moreno 877, 21st floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

14.	Juan C. Quintana Terán

Alternate Director

Moreno 877, 21st floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

SCHEDULE 13D

CUSIP No. 02151P107	Page 21 of 28 Pages

Schedule A

15.	Raimundo Valenzuela Lang

Alternate Director

Moreno 877, 21st floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

Senior Management

1.	Alejandro Gustavo Elsztain

Chief Executive Officer

Moreno 877, 22nd floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

2.	Gabriel Blasi

Chief Financial Officer

Moreno 877, 21st floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

3.	David A. Perednik

Chief Administrative Officer

Moreno 877, 21st floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

4.	Daniel R. Elzstain

Chief Commercial Officer

Moreno 877, 21st floor

(C1091AAQ) Buenos Aires

Republic of Argentina

Citizen of Argentina

SCHEDULE 13D

CUSIP No. 02151P107	Page 22 of 28 Pages

Annex 1

Transactions by the Reporting Persons or persons named in Schedule A hereto in Shares that were effected during the past 60 days

IRSA’s transactions in APSA

Transaction Type	Trade Date	Amount of Shares	Price per Share	Place
Buy	07/07/05	630,906.00	Ps. 5.55	Buenos Aires Stock Exchange

SCHEDULE 13D

CUSIP No. 02151P107	Page 23 of 28 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED: September 16, 2005

Eduardo S. Elsztain

By:	/S/ Eduardo S. Elsztain
Name: Eduardo S. Elsztain

SCHEDULE 13D

CUSIP No. 02151P107	Page 24 of 28 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED: September 16, 2005

IFIS Limited

By:	/S/ Eduardo S. Elsztain
Name: Eduardo S. Elsztain Title: Chairman of the Board of Directors

SCHEDULE 13D

CUSIP No. 02151P107	Page 25 of 28 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED: September 16, 2005

Inversiones Financieras del Sur S.A.

By:	/S/ Eduardo S. Elsztain
Name: Eduardo S. Elsztain Title: Chairman of the Board of Directors

SCHEDULE 13D

CUSIP No. 02151P107	Page 26 of 28 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED: September 16, 2005

Cresud S.A.C.I.F. y A.

By:	/S/ Saúl Zang
Name: Saúl Zang Title: Attorney at law

By:	/S/ David A. Perednik
Name: David A. Perednik Title: Attorney at law

SCHEDULE 13D

CUSIP No. 02151P107	Page 27 of 28 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED: September 16, 2005

IRSA Inversiones y Representaciones
Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang Title: Attorney at law

By:	/S/ David A. Perednik
Name: David A. Perednik Title: Attorney at law

SCHEDULE 13D

CUSIP No. 02151P107	Page 28 of 28 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED: September 16, 2005

Alto Palermo S.A. (APSA)

By:	/S/ Saúl Zang
Name: Saúl Zang Title: Attorney at law

By:	/S/ David A. Perednik
Name: David A. Perednik Title: Attorney at law